EXHIBIT 12

Caterpillar Financial Services Corporation
 COMPUTATION OF RATIO OF PROFIT TO FIXED CHARGES
YEARS ENDED DECEMBER 31,
(Unaudited)
(Dollars in Millions)

	2014	2013	2012	2011	2010

Profit	$535	$513	$428	$374	$278

Add:
Provision for income taxes	209	167	145	109	40

Profit before income taxes	$744	$680	$573	$483	$318

Fixed charges:
Interest expense	$631	$734	$801	$827	$917
Rentals at computed interest*	6	6	6	5	6

Total fixed charges	$637	$740	$807	$832	$923

Profit before income taxes plus fixed charges	$1,381	$1,420	$1,380	$1,315	$1,241

Ratio of profit before income taxes plus fixed charges to fixed charges	2.17	1.92	1.71	1.58	1.34

*Those portions of rent expense that are representative of interest cost.